As filed with the Securities and Exchange Commission on June 30, 2026

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES ACT OF 1934
(Amendment No. 6)

Janus Henderson Group Ltd.
(Name of the Issuer)

Janus Henderson Group Ltd.

Jupiter Topco LLC

Jupiter Acquisition Limited

Jupiter Company Limited

Trian Partners AM Holdco II, Ltd.

Trian Fund Management GP, LLC

Trian Fund Management, L.P.

Nelson Peltz

Peter W. May

(Names of Persons Filing Statement)

Common Stock, $1.50 par value per share

(Title of Class of Securities)

G4474Y214

(CUSIP Number of Class of Securities)

Janus Henderson Group Ltd. 201 Bishopsgate London, United Kingdom EC2M3AE +44 (0) 20 7818 1818

Jupiter Topco LLC

Jupiter Acquisition Limited

Jupiter Company Limited

Trian Partners AM Holdco II, Ltd.

Trian Fund Management GP, LLC

Trian Fund Management, L.P.

Nelson Peltz

Peter W. May

280 Park Avenue, 41st Floor

New York, NY 10017

(212) 451-3000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf
of the Persons Filing Statement)

With copies to

Jacob A. Kling Matthew T. Carpenter Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 (212) 403-1000	Peter D. Serating Patrick J. Lewis Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, NY 10001 (212) 735-3000	William D. Regner Emily F. Huang Benjamin R. Pedersen Debevoise & Plimpton LLP 66 Hudson Boulevard New York, NY 10001 (212) 909-6000

This statement is filed in connection with (check the appropriate box):

a. ☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. ☐ The filing of a registration statement under the Securities Act of 1933.

c. ☐ A tender offer.

d. ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 6 (this “Final Amendment”) to the Transaction Statement on Schedule 13E-3 (as amended, the “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (1) Janus Henderson Group Ltd., a private limited company incorporated under the laws of Jersey (the “Company”) and the successor issuer of the ordinary shares, par value $1.50 per share (the “Shares”), which is the subject of the Rule 13e-3 transaction; (2) Jupiter Topco LLC, a Jersey limited liability company (“Topco”); (3) Jupiter Acquisition Limited, a private limited company incorporated under the laws of Jersey and a wholly owned subsidiary of Topco (“Midco”); (4) Jupiter Company Limited, a private limited company incorporated in Jersey and a wholly owned subsidiary of Midco (“Parent”); (5) Trian Partners AM Holdco II, Ltd., a Cayman Islands exempted limited liability company (“Stockholder”); (6) Trian Fund Management GP, LLC, a Delaware limited liability company (“Trian Management GP”); (7) Trian Fund Management, L.P., a Delaware limited partnership (“Trian Management”); (8) Nelson Peltz, a citizen of the United States of America; and (9) Peter W. May, a citizen of the United States of America.

This Transaction Statement, including this Final Amendment, relates to the Agreement and Plan of Merger, dated as of December 21, 2025 (the “Original Merger Agreement”) as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of March 24, 2026 (the “Amendment”) and the side letter agreement dated as of June 16, 2026 (“Side Letter”) (as it may be further amended from time to time, the “Merger Agreement”), by and among Parent, Jupiter Merger Sub Limited, a private limited company incorporated in Jersey (“Merger Sub”) and Janus Henderson Group plc. On June 30, 2026 (the “Closing Date”), Merger Sub merged with and into Janus Henderson Group plc (the “Merger”), with Janus Henderson Group plc continuing as the surviving company. As a result of the Merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a Filing Person. Concurrently with the effective time of the Merger (the “Effective Time”), Janus Henderson Group plc changed its status under the Companies (Jersey) Law 1991, as amended, from a public company to a private limited company incorporated under the laws of Jersey and changed its name from “Janus Henderson Group plc” to “Janus Henderson Group Ltd.”.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the Merger and to reflect certain updates detailed below. Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment. All information set forth in this Final Amendment should be read together with the information contained in or incorporated by reference into the Transaction Statement.

On March 11, 2026, Janus Henderson Group plc filed a definitive proxy statement (the “Definitive Proxy Statement”) under Regulation 14A of the Exchange Act with the SEC relating to a special meeting of the Janus Henderson Group plc stockholders to approve certain matters relating to the Merger Agreement and the transactions contemplated thereby, including the Merger. The Definitive Proxy Statement is attached hereto as Exhibit (a)(i). A copy of the Merger Agreement is attached to the Definitive Proxy Statement as Annex A. On March 27, 2026, Janus Henderson Group plc filed definitive additional materials under Regulation 14A of the Exchange Act (the “Supplement”). The Supplement is attached hereto as Exhibit (a)(xxxv). A copy of the Amendment is attached to the Supplement as Annex A. The Definitive Proxy Statement as amended and supplemented by the Supplement is referred to as the “Proxy Statement” and is incorporated herein by reference.

While each of the Filing Persons acknowledges that the Merger is a “going private” transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Final Amendment and the Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that, prior to the Merger, Janus Henderson Group plc was “controlled” by any of the Filing Persons and/or their respective affiliates.

The information concerning Janus Henderson Group plc and the Company contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by Janus Henderson Group plc or the Company, as applicable. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Person.

Except as otherwise set forth herein, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference into this Final Amendment. Terms used but not defined in this Transaction Statement have the meanings assigned to them in the Proxy Statement.

Item 4. Terms of the Transaction

(a)—(2) Merger or similar transactions. The information set forth in response to Item 1004(a)(2) of Regulation M-A is hereby amended and supplemented as follows:

On June 22, 2026, certain executives, directors and employees of Janus Henderson Group plc (each, a “Rollover Participant”) entered into rollover agreements (each, a “Rollover Agreement”) pursuant to which, among other things, such Rollover Participants, immediately prior to the closing of the Merger, contributed, transferred and assigned a number of Shares set forth in each Rollover Agreement to Topco in exchange for a number of equity interests of Topco of equivalent value, which were received in lieu of cash consideration with respect to such Shares. The exchanged Shares became Parent-owned Shares and were cancelled at the Effective Time of the Merger without payment of any consideration therefor, in accordance with the terms of the Merger Agreement. The aggregate value of the equity interests of Topco issued to the Rollover Participants equaled $37,317,540, which, immediately following the Effective Time, represented less than 1% of the ownership of Topco (on a fully diluted basis).

The foregoing description of the Rollover Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Rollover Agreements, a final form of which is attached hereto as Exhibit (d)(xiv) and incorporated herein by reference.

(c) Different terms. The information set forth in response to Item 1004(c) of Regulation M-A is hereby amended and supplemented as follows:

The information set forth in Item 4(a)-(2) of this Final Amendment is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a); (e) Transactions; Agreements involving the subject company’s securities. The information set forth in response to Item 1005(a) and Item 1005(e) of Regulation M-A is hereby amended and supplemented as follows:

The information set forth in Item 4(a)-(2) of this Final Amendment is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

(b) Use of securities acquired. The information set forth in response to Item 1006(b) of Regulation M-A is hereby amended and supplemented as follows:

The information set forth in Item 4(a)-(2) of this Final Amendment is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration

(a)	Source of funds. The information set forth in response to Item 1007(a) of Regulation M-A is hereby amended and supplemented as follows:

The information set forth in Item 4(a)-(2) of this Final Amendment is incorporated herein by reference.

Concurrently with the filing of this Final Amendment, the Company is filing with the SEC a Current Report on Form 8-K (the “Form 8-K”). The disclosure set forth under Item 1.01 of the Form 8-K is hereby incorporated by reference.

(d) Borrowed funds. The information set forth in response to Item 1007(d) of Regulation M-A is hereby amended and supplemented as follows:

Concurrently with the filing of this Final Amendment, the Company is filing the Form 8-K. The disclosure set forth under Item 1.01 of the Form 8-K is hereby incorporated by reference.

Item 11. Interest in Securities of the Subject Company

(b) Securities transactions. The information set forth in response to Item 1008(b) of Regulation M-A is hereby amended and supplemented as follows:

The information set forth in Item 4(a)-(2) of this Final Amendment is incorporated herein by reference.

Item 15. Additional Information

 (c) Other material information. The information set forth in response to Item 1011(c) of Regulation M-A is hereby amended and supplemented as follows:

On the Closing Date, Merger Sub merged with and into Janus Henderson Group plc, with Janus Henderson Group plc surviving the Merger as a subsidiary of Parent and converting from a Jersey public company to a Jersey private limited company and changing its name from “Janus Henderson Group plc” to “Janus Henderson Group Ltd.”

At the Effective Time, and as a result of the Merger:

•	each Share issued and outstanding immediately prior to the Effective Time (except for Shares held by Parent and as otherwise provided in the Merger Agreement) was converted into the right to receive $52.00 per Share in cash, without interest (the “Merger Consideration”);

•	each (i) outstanding restricted stock unit (each, a “Company RSU Award”) that was (a) vested in accordance with its terms as of the Effective Time, (b) a matching award granted in connection with purchases made under the Company’s employee stock purchase plan, whether vested or unvested or (c) held by a non-employee director of the Company’s Board of Directors, whether vested or unvested (each, a “Vested Company RSU Award”), and (ii) outstanding performance restricted stock unit (each, a “Company PSU Award”) where the performance period had been completed (each, a “Vested Company PSU Award”), terminated and were cancelled as of immediately prior to the Effective Time and were exchanged for the right to receive a lump sum cash payment equal to (a) (1) the Merger Consideration, multiplied by (2) the number of Shares subject to such Vested Company RSU Award or Vested Company PSU Award immediately prior to the Effective Time (in the case of Vested Company PSU Awards, any applicable performance goals were deemed satisfied based on actual performance), plus (b) the amount of any accrued but unpaid dividend equivalent rights;

•	generally, each outstanding Company RSU Award that was not a Vested Company RSU Award (each, an “Unvested Company RSU Award”) was converted into the contingent right to receive an equity-based award with an initial value equal to (i) (a) the Merger Consideration, multiplied by (b) the number of Shares subject to such Unvested Company RSU Award immediately prior to the Effective Time, plus (ii) the amount of any accrued but unpaid dividend equivalent rights (each, a “Replacement RSU Award”). Following the Effective Time, the value of each Replacement RSU Award will be determined by reference to the value of the applicable class of equity securities of Topco and will be settled in cash or in equity interests in Topco, and otherwise will have the same terms and conditions (including with respect to vesting and payment timing) as applied to the Unvested Company RSU Award for which it was exchanged, except for terms rendered inoperative by reason of the Merger and other administrative or ministerial changes reasonably determined by Parent that in each case do not adversely impact the Unvested Company RSU Award holder; and

•	generally, each outstanding Company PSU Award that was not a Vested Company PSU Award (each, an “Unvested Company PSU Award”) was converted into the contingent right to receive a cash award of equivalent value equal to (i) (a) the Merger Consideration, multiplied by (b) the number of Shares subject to such Unvested Company PSU Award immediately prior to the Effective Time (with any applicable performance goals deemed satisfied at 120% of target), plus (ii) the amount of any accrued but unpaid dividend equivalent rights (each, a “Replacement PSU Award”). Following the Effective Time, the value of each Replacement PSU Award will be determined by reference to the value of the applicable class of equity securities of Topco and will be settled in cash or in equity interests in Topco, and otherwise will have the same terms and conditions (including with respect to service-based vesting and payment timing but excluding any performance-based vesting conditions) as applied to the Unvested Company PSU Award for which it was exchanged, except for terms rendered inoperative by reason of the Merger and other administrative or ministerial changes reasonably determined by Parent that in each case do not materially and adversely impact the Unvested Company PSU Award holder.

Also on the Closing Date, the Company notified the New York Stock Exchange (“NYSE”) of the consummation of the Merger and that each outstanding Share had been converted into the right to receive the Merger Consideration (except for Shares held by Parent and as otherwise provided in the Merger Agreement). The Company requested that the NYSE (i) halt trading of the Shares on the NYSE prior to the opening of trading on July 1, 2026, which is the day immediately following the Closing Date, (ii) withdraw the Shares from listing on the NYSE and (iii) file with the SEC a Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act, on Form 25 to report that the Shares are no longer listed on the NYSE and to apply for the deregistration of the Shares under Section 12(b) of the Exchange Act. As a result, the Shares, which previously traded under the symbol “JHG,” will no longer be listed on the NYSE.

In addition, after the Form 25 becomes effective, the Company intends to file a certification on Form 15 with the SEC to suspend the Company’s reporting obligations under Sections 13 and 15(d) of the Exchange Act.

Item 16. Exhibits

The following exhibits are filed herewith:

(a)(i) Definitive Proxy Statement of Janus Henderson Group plc (included in the Schedule 14A filed on March 11, 2026 and incorporated herein by reference).

(a)(ii) Form of Proxy Card (included in the Definitive Proxy Statement and incorporated herein by reference).

(a)(iii) Letter to Shareholders (included in the Definitive Proxy Statement and incorporated herein by reference).

(a)(iv) Notice of Extraordinary General Meeting (included in the Supplement and incorporated herein by reference).

(a)(v) Current Report on Form 8-K, dated December 22, 2025 (included in Schedule 14A filed on December 22, 2025 and incorporated herein by reference).

(a)(vi) Press Release, dated December 22, 2025 (included in Schedule 14A filed on December 22, 2025 and incorporated herein by reference).

(a)(vii) CEO Letter to Employees, dated December 22, 2025 (included in Schedule 14A filed on December 22, 2025 and incorporated herein by reference).

(a)(viii) Transcript of CEO Video Message for Employees, dated December 22, 2025 (included in Schedule 14A filed on December 22, 2025 and incorporated herein by reference).

(a)(ix) LinkedIn Post, dated December 22, 2025 (included in Schedule 14A filed on December 22, 2025 and incorporated herein by reference).

(a)(x) Janus Henderson Letter to Clients, dated December 22, 2025 (included in Schedule 14A filed on December 29, 2025 and incorporated herein by reference).

(a)(xi) Press Release, dated February 26, 2026 (included in Schedule 14A filed on February 27, 2026 and incorporated herein by reference).

(a)(xii) Employee Communication from February 26, 2026 (included in Schedule 14A filed on February 27, 2026 and incorporated herein by reference).

(a)(xiii) Janus Henderson Letter to Clients from March 2, 2026 (included in Schedule 14A filed on March 2, 2026 and incorporated herein by reference).

(a)(xiv) CEO Letter to Employees from March 3, 2026 (included in Schedule 14A filed on March 3, 2026 and incorporated herein by reference).

(a)(xv) Press Release, dated March 11, 2026 (included in Schedule 14A filed on March 11, 2026 and incorporated herein by reference).

(a)(xvi) Press Release of Trian Fund Management, dated March 11, 2026 (included in Schedule 14A filed on March 11, 2026 and incorporated herein by reference).

(a)(xvii) CEO Letter to Employees from March 11, 2026 (included in Schedule 14A filed on March 11, 2026 and incorporated herein by reference).

(a)(xviii) Janus Henderson Letter to Clients from March 11, 2026 (included in Schedule 14A filed on March 11, 2026 and incorporated herein by reference).

(a)(xix) LinkedIn Post of Trian Fund Management, dated March 11, 2026 (included in Schedule 14A filed on March 11, 2026 and incorporated herein by reference).

(a)(xx) Press Release, dated March 17, 2026 (included in Schedule 14A filed on March 17, 2026 and incorporated herein by reference).

(a)(xxi) Employee Communication from March 17, 2026 (included in Schedule 14A filed on March 18, 2026 and incorporated herein by reference).

(a)(xxii) Pages from Website Published on March 18, 2026 (included in Schedule 14A filed on March 19, 2026 and incorporated herein by reference).

(a)(xxiii) Janus Henderson Letter to Clients from March 19, 2026 (included in Schedule 14A filed on March 19, 2026 and incorporated herein by reference).

(a)(xxiv) Press Release and Investor Presentation of Trian Fund Management, dated March 20, 2026 (included in Schedule 14A filed on March 20, 2026 and incorporated herein by reference).

(a)(xxv) LinkedIn Post of Trian Fund Management, dated March 20, 2026 (included in Schedule 14A filed on March 23, 2026 and incorporated herein by reference).

(a)(xxvi) Press Release, dated March 24, 2026 (included in Schedule 14A filed on March 24, 2026 and incorporated herein by reference).

(a)(xxvii) Employee Communication from March 24, 2026 (included in Schedule 14A filed on March 24, 2026 and incorporated herein by reference).

(a)(xxviii) Janus Henderson Letter to Clients from March 24, 2026 (included in Schedule 14A filed on March 24, 2026 and incorporated herein by reference).

(a)(xxix) Pages from Website Updated on March 24, 2026 (included in Schedule 14A filed on March 24, 2026 and incorporated herein by reference).

(a)(xxx) Current Report on Form 8-K, dated March 24, 2026 (included in Schedule 14A filed on March 24, 2026 and incorporated herein by reference).

(a)(xxxi) LinkedIn Post of Trian Fund Management, dated March 24, 2026 (included in Schedule 14A filed on March 24, 2026 and incorporated herein by reference).

(a)(xxxii) Employee Communication from March 25, 2026 (included in Schedule 14A filed on March 25, 2026 and incorporated herein by reference).

(a)(xxxiii) Janus Henderson Letter to Clients from March 25, 2026 (included in Schedule 14A filed on March 25, 2026 and incorporated herein by reference).

(a)(xxxiv) Current Report on Form 8-K, dated March 25, 2026 (included in Schedule 14A filed on March 25, 2026 and incorporated herein by reference).

(a)(xxxv) Supplement to the Definitive Proxy Statement of Janus Henderson Group plc (included in the Schedule 14A filed on March 27, 2026 and incorporated herein by reference).

(a)(xxxvi) Letter to Shareholders (included in the Supplement and incorporated herein by reference).

(a)(xxxvii) Notice of Extraordinary General Meeting (included in the Supplement and incorporated herein by reference).

(a)(xxxviii) Pages from Website Updated on March 30, 2026 (included in Schedule 14A filed on March 31, 2026 and incorporated herein by reference).

(a)(xxxix) Supplement to the Definitive Proxy Statement of Janus Henderson Group plc (included in the Schedule 14A filed on April 7, 2026 and incorporated herein by reference).

(a)(xl) CEO Letter to Employees from April 8, 2026 (included in Schedule 14A filed on April 9, 2026 and incorporated herein by reference).

(a)(xli) Materials posted in the London office on or around April 9, 2026 (included in Schedule 14A filed on April 9, 2026 and incorporated herein by reference).

(b)(i) Preferred Equity Commitment Letter, dated as of December 21, 2025, by and among Massachusetts Mutual Life Insurance Company and Jupiter Parent Limited (included as Exhibit 99.1 of the Schedule 13D filed by Massachusetts Mutual Life Insurance Company on December 23, 2025).

(b)(ii)+ Debt Commitment Letter, dated as of December 21, 2025, by and among Jupiter Borrower, Inc., Jupiter Company Limited, JPMorgan Chase Bank, N.A., Citigroup Global Markets Inc., Bank of America, N.A., BofA Securities, Inc., Jefferies Finance LLC, MUFG Bank, Ltd. and Sumitomo Mitsui Banking Corporation.

(b)(iii)+ Letter Agreement to Commitment Letter and Fee Letter, dated as of January 21, 2026, by and among Jupiter Borrower, Inc., Jupiter Company Limited, JPMorgan Chase Bank, N.A., Citigroup Global Markets Inc., Bank of America, N.A., BofA Securities, Inc., Jefferies Finance LLC, MUFG Bank, Ltd., Sumitomo Mitsui Banking Corporation, UBS AG, Stamford Branch, UBS Securities LLC and Morgan Stanley Senior Funding, Inc.

(b)(iv) +++Amendment No. 1 to Commitment Letter and Fee Letter, dated as of March 24, 2026, by and among Jupiter Borrower, Inc., Jupiter Company Limited, JPMorgan Chase Bank, N.A., Citigroup Global Markets Inc., Bank of America, N.A., BofA Securities, Inc., Jefferies Finance LLC, MUFG Bank, Ltd., Sumitomo Mitsui Banking Corporation, UBS AG, Stamford Branch, UBS Securities LLC and Morgan Stanley Senior Funding, Inc.

(c)(i)++++ Discussion materials prepared by Goldman Sachs & Co. LLC, dated December 1, 2025, for the Special Committee of the Board of Directors of Janus Henderson Group plc.

(c)(ii)++++ Discussion materials prepared by Goldman Sachs & Co. LLC, dated December 2, 2025, for the Special Committee of the Board of Directors of Janus Henderson Group plc.

(c)(iii)+ Discussion materials prepared by Goldman Sachs & Co. LLC, dated December 4, 2025, for the Special Committee of the Board of Directors of Janus Henderson Group plc.

(c)(iv)+ Discussion materials prepared by Goldman Sachs & Co. LLC, dated December 10, 2025, for the Special Committee of the Board of Directors of Janus Henderson Group plc.

(c)(v)+ Discussion materials prepared by Goldman Sachs & Co. LLC, dated December 11, 2025, for the Special Committee of the Board of Directors of Janus Henderson Group plc.

(c)(vi)+ Discussion materials prepared by Goldman Sachs & Co. LLC, dated December 15, 2025, for the Special Committee of the Board of Directors of Janus Henderson Group plc.

(c)(vii)+ Discussion materials prepared by Goldman Sachs & Co. LLC, dated December 16, 2025, for the Special Committee of the Board of Directors of Janus Henderson Group plc.

(c)(viii)+ Discussion materials prepared by Goldman Sachs & Co. LLC, dated December 21, 2025, for the Special Committee of the Board of Directors of Janus Henderson Group plc.

(c)(ix) ++Discussion materials prepared by Goldman Sachs & Co. LLC dated March 3, 2026, for the Special Committee of the Board of Directors of Janus Henderson Group plc.

(c)(x) ++Discussion materials prepared by Goldman Sachs & Co. LLC dated March 10, 2026, for the Special Committee of the Board of Directors of Janus Henderson Group plc.

(c)(xi) +++Discussion materials prepared by Goldman Sachs & Co. LLC dated March 23, 2026, for the Special Committee of the Board of Directors of Janus Henderson Group plc.

(c)(xii) +++Discussion materials prepared by Goldman Sachs & Co. LLC dated March 23, 2026, for the Special Committee of the Board of Directors of Janus Henderson Group plc.

(d)(i) Agreement and Plan of Merger, dated as of December 21, 2025, by and among Janus Henderson Group plc, Jupiter Company Limited and Jupiter Merger Sub Limited (included as Annex A to the Definitive Proxy Statement and incorporated herein by reference).

(d)(ii) Voting and Rollover Agreement, dated as of December 21, 2025, by and among Janus Henderson Group plc and Stockholders party thereto (included as Annex B to the Definitive Proxy Statement and incorporated herein by reference).

(d)(iii) Equity Commitment Letter, dated as of December 21, 2025, from Jupiter Core Holdings, L.P., Jupiter AM Investors, L.P., Trian Partners AM Fund, L.P. and Trian Partners AM Parallel Fund, L.P. (included as Exhibit 11 of Amendment No. 15 to Schedule 13D filed by Trian Fund Management, L.P. on December 22, 2025).⸸

(d)(iv)+ Equity Commitment Letter, dated as of December 21, 2025, from GC Jupiter Investor, LP.

(d)(v)+ Equity Commitment Letter, dated as of December 21, 2025, from Qatar Holding LLC.

(d)(vi)+ Limited Guarantee, dated as of December 21, 2025, from Trian Partners AM Holdco II, Ltd., Jupiter Core Holdings, L.P., Jupiter AM Investors, L.P., Trian Partners AM Fund, L.P. and Trian Partners AM Parallel Fund, L.P., in favor of Janus Henderson Group plc.⸸

(d)(vii)+ Limited Guarantee, dated as of December 21, 2025, from GC Jupiter Investor, LP, in favor of Janus Henderson Group plc.

(d)(viii)+ Limited Guarantee, dated as of December 21, 2025, from Qatar Holding LLC, in favor of Janus Henderson Group plc.

(d)(ix) Amendment No. 1 to the Agreement and Plan of Merger, dated as of March 24, 2026, by and among Janus Henderson Group plc, Jupiter Company Limited and Jupiter Merger Sub Limited (included as Annex A to the Supplement and incorporated herein by reference).

(d)(x) +++Amended and Restated Equity Commitment Letter, dated as of March 24, 2026, from Jupiter Core Holdings, L.P., Jupiter AM Investors, L.P., Trian Partners AM Fund, L.P. and Trian Partners AM Parallel Fund, L.P. (included as Exhibit 13 of Amendment No. 16 to Schedule 13D filed by Trian Fund Management, L.P. on March 24, 2026).⸸

(d)(xi) +++Amended and Restated Equity Commitment Letter, dated as of March 24, 2026, from GC Jupiter Investor, LP.

(d)(xii) +++Amended and Restated Limited Guarantee, dated as of March 24, 2026, from Trian Partners AM Holdco II, Ltd., Jupiter Core Holdings, L.P., Jupiter AM Investors, L.P., Trian Partners AM Fund, L.P. and Trian Partners AM Parallel Fund, L.P., in favor of Janus Henderson Group plc.⸸

(d)(xiii) Side Letter, dated as of June 16, 2026, by and among Janus Henderson Group plc, Jupiter Company Limited and Jupiter Merger Sub Limited (included as Exhibit 2.1.1 to the Form 8-K of Janus Henderson Group plc filed on June 18, 2026 and incorporated herein by reference).

(d)(xiv) Form of Rollover Agreement.

(f) None.

(g) None.

107 +++Filing Fee Table.

⸸ Certain information in this exhibit has been redacted and filed separately with the Securities and Exchange Commission, and confidential treatment has been requested with respect to such omitted information.

+ Previously filed with the Transaction Statement on Schedule 13E-3 filed with the SEC on January 30, 2026.

++ Previously filed with Amendment No. 2 to the Transaction Statement on Schedule 13E-3 filed with the SEC on March 11, 2026.

+++ Previously filed with Amendment No. 3 to the Transaction Statement on Schedule 13E-3 filed with the SEC on March 30, 2026.

++++ Previously filed with Amendment No. 4 to the Transaction Statement on Schedule 13E-3 filed with the SEC on April 13, 2026.

+++++ Previously filed with Amendment No. 5 to the Transaction Statement on Schedule 13E-3 filed with the SEC on June 18, 2026.

SIGNATURES

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Janus Henderson Group Ltd.

By:	/s/ Ali Dibadj
Name:	Ali Dibadj
Title:	Chief Executive Officer

After due inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Jupiter Topco LLC

By:	/s/ Nelson Peltz
Name:	Nelson Peltz
Title:	Authorized Signatory

Jupiter Acquisition Limited

By:	/s/ Peter W. May
Name:	Peter W. May
Title:	Authorized Signatory

Jupiter Company Limited

By:	/s/ Peter W. May
Name:	Peter W. May
Title:	Authorized Signatory

Trian Partners AM Holdco II, Ltd.

By:	/s/ Peter W. May
Name:	Peter W. May
Title:	Member

Trian Fund Management GP, LLC

By:	/s/ Peter W. May
Name:	Peter W. May
Title:	Member

Trian Fund Management, L.P.

By:	/s/ Peter W. May
Name:	Peter W. May
Title:	Member of the General Partner of Trian Fund Management, L.P.

Nelson Peltz

By:	/s/ Nelson Peltz
Name:	Nelson Peltz

Peter W. May

By:	/s/ Peter W. May
Name:	Peter W. May